June 29, 2012

John Grzeskiewicz
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:       American Funds College Target Date Series (the “Trust”)
File Numbers: 333-180729, 811-22692

Dear Mr. Grzeskiewicz:

Per our conversation, and in connection with the effectiveness of the above-referenced registration statement, I am confirming that we will make the following revisions in the Trust’s 497 filing:

1. We will add the following language to the Fund Expenses section on page 52 of the statutory prospectus, after the language describing Other Expenses:

"During the start-up period (but for not less than 12 months), the adviser has agreed to reimburse certain of such expenses for each fund to the extent they exceed, in the aggregate, .06 percent of a fund's net assets.  The expenses subject to this arrangement are those related to custody, legal, directors, audit, postage, shareholder reports and registration."

2. We will add to the SAI as the last sentence of "Additional information about each fund's policies" on page 20 further information regarding investments in illiquid securities, as follows:

"The fund will comply with current 1940 Act and SEC guidance regarding investments in illiquid securities, which generally limits such holdings to no more than 15 percent of a fund's net assets."

******

As discussed, we would like to have the Trust’s Registration Statement declared effective today, if possible.  If you have any questions please do not hesitate to contact me at (213) 452-2060.

Sincerely,

/s/ Walter R. Burkley

Walter R. Burkley